SEC 2069 (11-01) Previous versions obsolete	Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

OMB APPROVAL

OMB Number: 3235-0167 Expires: October 31, 2004
Estimated average burden hours per response...1.50

                                                                                                                                        Commission File Number  0-18789

PLM Equipment Growth Fund IV

(Exact name of registrant as specified in its charter)

235 3 rd Street South, Suite 200, St. Petersburg, FL 33701 (727) 803-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8,628,420 Depositary Units Representing Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section  13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)                 X                  Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)     Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)      Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)      Rule 12h-3(b)(2)(ii)
      Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 PLM Equipment Growth Fund IV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2003

By: PLM Financial Services, Inc., its general partner

By:  /s/ Richard K Brock
Its: Chief Financial Officer